Mail Stop 3561   January 5, 2007

Barry J. Sanders, President
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

Re: American DG Energy Inc.
Amendment No. 2 to Form 10-SB
Filed December 15, 2006
File No. 0-52294

Dear Mr. Sanders:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel
free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 3

1. We note your response to comment 2 of our letter of November 30, 2006. Please
    file as correspondence on EDGAR the supplemental information you furnished
    us. Revise your document to reflect the changes you indicated. Also, please file
    as an exhibit to your amended document the consent of DE Solutions to the
    inclusion in your document of information based on their report.

The Role of Distributed Generation, page 5

2. The second paragraph states that distributed generation significantly lowers utility
    costs for power users and building operators. However, the fourth paragraph
    states that you offer your customers a rate that is below or at the rate of the local
    electric utility and that your customers are contractually bound and cannot switch
    from using your system to using the public utility grid only for the energy you
    supply. Therefore it appears that your DG system may not in all cases
    significantly lower utility costs for power users and building operators depending
    on electric rates and the duration of the customer's contract with you. Please
    advise or revise.

3. We note your response to comment 4 in our letter dated November 30, 2006. In the third paragraph, please explain in further detail the statement that in most cases your equipment runs "parallel" to the electric utility grid. Does the grid serve as a back-up for your system if your power is insufficient for the customer's needs? Does your system serve the needs of the customer concurrent with the grid? Please explain.

Risk Factors, page 12

4. Please refer to the risk factor captioned "There has been a significant deficiency in our financial controls and procedures." Please revise this caption to describe the potential risks of this deficiency, such as financial fraud and error.

Controls and Procedures, page 26

5. We note your disclosure that your chief executive officer and chief financial officer concluded that your company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic reports. Please revise your disclosure to state whether your controls are effective to give reasonable assurance that the information required to be disclosed by your company in reports that you file under the Exchange Act is recorded, processed, summarized and reported as when required. See Exchange Act Rule 13a-15(e).

6. Revise your disclosure to indicate that you performed your evaluation as of the end of the period covered by the report rather than a specific date.

7. We note your disclosure that a material deficiency exists with regard to your disclosure controls and procedures. Please revise your disclosures to provide a more comprehensive discussion of the lack of segregation of duties and how you determined that the risks associated with the separation of duties are insignificant. For example, please identify the nature of the duties (e.g. custody of assets, record keeping, review, etc), the level of the employees, and risks involved (e.g., employee may convert assets for personal use and not make appropriate accounting entries). Disclose how you determined that the risks were insignificant and steps you have taken to mitigate the risks. You disclose that you have considered the employees involved and other control procedures. Disclose what you have identified with respect to the employees involved and identify the mitigating control procedures that have allowed you to conclude that the risks are insignificant.

Consolidated Financial Statements – December 31, 2005

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 50

Property and Equipment and Depreciation and Amortization, page 52

8. We note your revised disclosure in response to comment 27 of our letter dated
    November 30, 2006. Please explain your basis for an estimated useful life of 10
    years for computer equipment and software, or revise your estimate accordingly
    for this asset category.

Revenue Recognition, page 53

9. We note your response to comment 30 of our letter dated November 30, 2006.
    However your revenue recognition policy is still not clear to us. Please explain in
    detail to us and revise your disclosure to clarify the nature and basis for
    recognition of each source of revenue such as the sale of energy and the purchase
    of on-site DG systems by customers. In instances where you own the DG system
    installed on-site, please explain to us and clarify in your disclosure if you
    recognize any revenue on these systems when you complete installation. Tell us
    if the price you charge for energy includes an amount related to usage of the DG
    system you installed. If the amount you charge customers for energy produced
    varies depending upon whether you owe the system, please disclose your
    compliance with EITF 00-21, or explain to us your basis in GAAP why you do
    not have to comply with this standard. Please also clarify who is responsible for
    providing maintenance service on DG systems installed, but independently owned
    by a customer. It is also not clear to us how you recognize revenue based on
    energy savings. Please explain to us in more detail and expand the disclosure of
    your revenue recognition policy and revise your disclosure to clarify how you
    recognize revenue from service contracts based on energy savings realized by the
    co-generation site.

Note 9. Related Party Transactions, page 54

10. We note your response to comment 25 of our letter dated November 30, 2006
    regarding the purchase of 1,998,750 shares of common stock during 2005 for
    $147,225 and the retirement of a promissory note of $292,500 and the retirement
    of a convertible promissory note of $30,000, both held by CDC. Please explain to
    us how you accounted for this transaction based on amounts provided in your
    response. Based on your response, it appears that you acquired the common stock
    for $0.235 per share instead of the apparent fair market price of $0.70. Please
    confirm if our understanding is correct and reconcile the amounts in your

response to $207,225 disclosed for this transaction in your statements of stockholders' equity.

11. We note your response to comment 31 of our letter dated November 30, 2006 regarding the 876,800 shares of common stock issued on July 1, 2006 to Tecogen employees and consultants. Please explain to us the timing of this issuance of stock to Tecogen employees and why it was not completed at the time of the reorganization at the end of fiscal 2005. Please revise the general and administrative expense line item on your statement of operations to disclose the $612,883 as non-cash stock-based awards expense included for the applicable period.

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You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Miller, Esq.
Fax: 617-338-2880